Exhibit 5.1

November 1, 2007

Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, Israel 10556

Re:	Registration Statement on Form S-8

Dear Sirs:

        We have acted as Israeli counsel for Tower Semiconductor Ltd., a company organized under the laws of Israel (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company under the Securities Act of 1933 for the purposes of registering 19,399,967 of its Ordinary Shares, par value New Israeli Shekel 1.00 per share that may be issued pursuant to options that have been, or may hereafter be, granted pursuant to the Employee Share Option Plan 2005, CEO Share Option Plan 2005, Chairman Share Option Plan 2006 and Independent Directors Share Option Plan 2007 (the “Plans”) (the “Option Shares”).

        On the basis of such investigation as we have deemed necessary, we are of the opinion that the Option Shares have been duly and validly authorized for issuance and, when issued upon due exercise of options granted or hereafter granted under the Plans in accordance with the provisions of the Plans and the related option agreements (including payment of the option exercise price provided for therein), will be fully paid and non-assessable.

        We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

        The above opinion is based on facts existing on the date hereof and of which we are aware. We express no opinion as to any laws other than the laws of the State of Israel as the same are in force on the date hereof and we have not, for purpose of giving this opinion, made any investigation of the laws of any other jurisdiction.

Very truly yours, /s/ Yigal Arnon & Co. —————————————— Yigal Arnon & Co.